Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Performance” within the Prospectus, and “The Fund” within the Statement of Additional Information and to the inclusion of our reports dated June 30, 2016 and June 29, 2015 (except as to Note D of each, which is as of October 31, 2016) with respect to the financial statements of H&B Hedge Fund, LLC for the fiscal years ended December 31, 2015 and December 31, 2014, respectively, included in the Registration Statement on Form N-2 of Peachtree Alternative Strategies Fund. The initial reports were prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and the updated footnotes D include all of the information required by Sections 6 and 12 of Regulation S-X.

/s/ Babush Neiman Kornman & Johnson
Babush Neiman Kornman & Johnson

Atlanta, Georgia
May 5, 2017